SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	January	2013
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2012.
2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2012.

This report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-10 (Nos. 333-164752 and 333-180304) and on Form S-8 (Nos. 333-149580, 333- 180494 and 333- 180495) that have been filed with the Securities and Exchange Commission.

Document 1

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2012

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Financial Position
 (unaudited in thousands of U.S. dollars)

	June 30, 2012	December 31, 2011

Assets
Current assets
Cash and cash equivalents	$358,383	$262,901
Short-term investments (Note 6)	161,376	228,321
Trade and other receivables	119,509	103,433
Income taxes receivable	7,659	2,542
Inventories (Note 7)	263,657	135,696
Derivative financial asset	454	-
Prepaids and other current assets	9,247	9,343
	920,285	742,236
Non-current assets
Mineral property, plant and equipment, net (Note 8)	2,235,850	1,189,708
Goodwill (Note 3)	211,292	-
Long-term refundable tax	11,096	10,253
Deferred tax assets	1,371	4,170
Other assets (Note 9)	5,404	5,429
Total Assets	$3,385,298	$1,951,796

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$108,529	$78,258
Provisions (Note 11)	5,878	2,341
Current portion of finance lease (Note 12)	21,835	20,841
Current income tax liabilities	15,254	74,366
	151,496	175,806
Non-current liabilities
Provisions (Note 11)	49,884	59,052
Share purchase warrants	8,177	23,651
Long-term portion of finance lease (Note 12)	12,917	10,824
Long-term debt (Note 13)	41,180	-
Deferred tax liabilities	335,278	54,919
Other liabilities (Note 14)	25,238	25,457
Total Liabilities	624,170	349,709

Equity
Capital and reserves (Note 15)
Issued capital	2,311,866	1,243,241
Share option reserve	20,779	8,631
Investment revaluation reserve	(207)	2,146
Retained earnings	420,388	339,821
Total equity attributable to equity holders of the Company	2,752,826	1,593,839
Non-controlling interests	8,302	8,248
Total Equity	2,761,128	1,602,087
Total Liabilities and Equity	$3,385,298	$1,951,796

See accompanying notes to the condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON AUGUST 14, 2012
“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp.
Condensed Interim Consolidated Income Statements
(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenue (Note 18)	$200,597	$231,866	$429,416	$422,347
Cost of sales
Production costs (Note 19)	(113,959)	(86,103)	(211,446)	(157,347)
Depreciation and amortization	(24,324)	(20,446)	(44,555)	(39,764)
Royalties	(6,018)	(6,688)	(15,223)	(10,589)
	(144,301)	(113,237)	(271,224)	(207,700)
Mine operating earnings	56,296	118,629	158,192	214,647

General and administrative	(6,107)	(4,565)	(11,561)	(8,299)
Exploration and project development	(10,976)	(7,150)	(18,148)	(10,068)
Acquisition costs (Note 3)	(2,363)	-	(16,162)	-
Foreign exchange (losses) gains	(3,112)	1,508	(2,347)	2,033
Gain (loss) on commodity and foreign currency contracts	159	(93)	513	126
Gain on sale of assets (Note 3)	11,220	861	11,308	919
Other income (loss)	2,632	(565)	4,851	442
Earnings from continuing operations	47,749	108,625	126,646	199,800

Gain on derivatives (Note 15)	21,246	36,530	23,906	64,053
Investment income	807	629	1,970	987
Interest and finance expense	(1,446)	(1,185)	(3,092)	(2,568)
Earnings before income taxes	68,356	144,599	149,430	262,272
Income taxes (Note 20)	(24,315)	(31,121)	(55,144)	(56,115)
Net earnings for the period	$44,041	$113,478	$94,286	$206,157

Attributable to:
Equity holders of the Company	$43,924	$112,623	$93,807	$204,784
Non-controlling interests	117	855	479	1,373
	$44,041	$113,478	$94,286	$206,157

Earnings per share attributable to common shareholders (Note 16)
Basic earnings per share	$0.29	$1.04	$0.73	$1.91
Diluted earnings per share	$0.23	$1.04	$0.65	$1.91
Weighted average shares outstanding (in 000’s) Basic	153,651	107,867	129,344	107,032
Weighted average shares outstanding (in 000’s) Diluted	155,720	108,153	130,480	107,318

Condensed Interim Consolidated Statements of Comprehensive Income
(unaudited in thousands of U.S. dollars)
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net earnings for the period	$44,041	$113,478	$94,286	$206,157

Unrealized net (losses) gains on available for sale securities (net of zero dollars tax)	(5,761)	1,425	(1,749)	1,322
Reclassification adjustment for net loss included in earnings	(35)	(402)	(604)	(615)
Total comprehensive income for the period	$38,245	$114,501	$91,933	$206,864

Total comprehensive income attributable to:
Equity holders of the Company	$38,128	$113,646	$91,454	$205,491
Non-controlling interests	117	855	479	1,373
	$38,245	$114,501	$91,933	$206,864

See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash flow from operating activities
Net earnings for the period	$44,041	$113,478	$94,286	$206,157
Income taxes (Note 20)	24,315	31,121	55,144	56,115
Depreciation and amortization	24,324	20,446	44,555	39,764
Accretion on closure and decommissioning provision	841	805	1,634	1,612
Unrealized loss on foreign exchange	1,804	786	9,651	1,948
Stock-based compensation expense	1,333	859	3,377	1,749
Unrealized (gain) loss on commodity contracts	(513)	93	(513)	(126)
Gain on derivatives (Note 15)	(21,246)	(36,530)	(23,906)	(64,053)
Gain on sale of assets	(11,220)	(861)	(11,308)	(919)
Changes in non-cash operating working capital (Note 17)	(40,221)	(15,396)	(30,817)	(38,478)
Operating cash flows before interest and income taxes	23,458	114,801	142,103	203,769

Interest paid	(1,046)	(143)	(1,200)	(152)
Interest received	180	227	775	372
Income taxes paid	(27,792)	(10,758)	(109,483)	(40,397)
Net cash (used in) generated from operating activities	$(5,200)	$104,127	$32,195	$163,592

Cash flow (used in) generated from investing activities
Payments for mineral property, plant and equipment	(32,809)	(39,651)	(52,825)	(56,843)
Maturity (purchases) of short term investments	(117,220)	(27,108)	63,559	(71,664)
Acquisition of Minefinders, net of cash acquired (Note 3)	-	-	86,528	-
Sale of Quiruvilca, net of cash acquired (Note 3)	(289)	-	(289)	-
Proceeds from sale of mineral property, plant and equipment	59	931	641	992
Net refundable tax and other asset expenditures	(716)	(6,949)	1,285	(11,114)
Net cash (used in) generated from investing activities	$(150,975)	$(72,777)	$98,899	$(138,629)

Cash flow (used in) generated from financing activities
Proceeds from issue of equity shares	7	2,161	86	3,279
Shares repurchased and cancelled	(23,482)	-	(23,482)	-
Dividends paid	(5,770)	(2,700)	(9,689)	(5,395)
Payments on construction and equipment leases	(851)	-	(2,196)	-
Net (distributions to) receipts from non-controlling interests	(421)	2,508	(425)	2,254
Net cash (used in) generated from financing activities	$(30,517)	$1,969	$(35,706)	$138
Effects of exchange rate changes on cash and cash equivalents	281	447	94	617
Net (decrease) increase in cash and cash equivalents	(186,411)	33,766	95,482	25,718
Cash and cash equivalents at the beginning of the period	544,794	171,873	262,901	179,921
Cash and cash equivalents at the end of the period	$358,383	$205,639	$358,383	$205,639

See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Changes in Equity
 (unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009
Total comprehensive income
Net earnings for the year	-	-	-	-	352,494	352,494	1,652	354,146
Other comprehensive income	-	-	-	(5,552)	-	(5,552)	-	(5,552)
	-	-	-	(5,552)	352,494	346,942	1,652	348,594
Issued on the exercise of stock options	90,093	2,692	(503)	-	-	2,189	-	2,189
Issued as compensation	53,721	1,329	-	-	-	1,329	-	1,329
Issued on the exercise of warrants	139,761	4,675	-	-	-	4,675	-	4,675
Shares repurchased and cancelled	(3,582,200)	(42,342)	-	-	(51,692)	(94,034)	-	(94,034)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(2,055)	(2,055)
Stock-based compensation on option grants	-	-	2,112	-	-	2,112	-	2,112
Dividends paid	-	-	-	-	(10,732)	(10,732)	-	(10,732)
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the period	-	-	-	-	93,807	93,807	479	94,286
Other comprehensive loss	-	-	-	(2,353)	-	(2,353)	-	(2,353)
	-	-	-	(2,353)	93,807	91,454	479	91,933
Issued on the exercise of stock options	24,561	444	(366)	-	-	78	-	78
Issued on the exercise of warrants	229	8	-	-	-	8	-	8
Shares repurchased and cancelled	(1,309,664)	(19,931)	-	-	(3,551)	(23,482)	-	(23,482)
Issued to acquire Minefinders (Note 3)	49,397,952	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued replacement options	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(425)	(425)
Stock-based compensation on option grants	-	-	1,076	-	-	1,076	-	1,076
Dividends paid	-	-	-	-	(9,689)	(9,689)	-	(9,689)
Balance, June 30, 2012	152,605,821	$2,311,866	$20,779	$(207)	$420,388	$2,752,826	$8,302	$2,761,128

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009

Total comprehensive income
Net earnings for the period	-	-	-	-	204,784	204,784	1,373	206,157
Other comprehensive loss	-	-	-	707	-	707	-	707
	-	-	-	707	204,784	205,491	1,373	206,864
Issued on the exercise of stock options	83,725	2,537	(472)	-	-	2,065	-	2,065
Issued on the exercise of warrants	33,604	1,651	-	-	-	1,651	-	1,651
Distributions by subsidiaries to non-controlling interests	-	-	859	-	-	859	-	859
Stock-based compensation on option grants	-	-	-	-	-	-	(747)	(747)
Dividends paid	-	-	-	-	(5,395)	(5,395)	-	(5,395)
Balance, June 30, 2011	107,908,697	$1,281,075	$7,409	$8,405	$249,140	$1,546,029	$9,277	$1,555,306

See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”).  The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a.      Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which are applicable from January 1, 2012 and accounting policies described in Note 2(c) that reflect new policies arising from transactions that occurred in 2012.  The amendments do not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.  Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these unaudited condensed interim consolidated financial statements have been included.  Operating results for the three and six month periods ending June 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.  For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2011.  Certain comparative figures have been reclassified to comply with current period presentation.  The most significant changes are in the presentation of the condensed interim consolidated statements of cash flows where the Company treats the acquisition of mineral, property, plant and equipment that is acquired through construction and equipment leases as non-cash items, and discloses interest paid and interest received as a separate line item.

b.      Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Compañía Minera Tritón S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.      Significant Accounting Policies

Convertible Notes:

The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Derivatives:

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

Heap Leach Inventory:

The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes. When the ore is placed on the pad, an estimate of recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory value.

The Company uses several integrated steps to scientifically measure the metal content of ore placed on the leach pads. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine estimated quantities of contained metal. On a routine basis, the estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery, trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.

The Company then processes the ore through crushing facilities where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, it is continuously sampled for assaying. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to doré, which is the final product produced by the mine.

The inventory is stated at lower of cost or market, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.

The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work. Test work consists of 60 day leach columns from which the Company projects metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The ultimate recovery will not be known until leaching operations cease.

Borrowing Costs:

Borrowing costs incurred are capitalized for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.

d.      Changes in Accounting Standards

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.  The Company anticipates that the most significant of these standards relate to the following:

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company does not anticipate the application of IFRS 10 to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.  The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39.  In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities.  IFRS 9 requires

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions.  In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015.  The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9.  The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

3.	Acquisition and Divesture

a.	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement options.  Minefinders was engaged in precious metals mining and has exploration properties in Mexico and the United States.  Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico. The acquisition is aligned with management’s objectives of enhanced operating and development portfolio diversification and mission to be the largest low-cost primary silver mining company worldwide.  The transaction was accounted for as a business combination with Pan American as the acquirer.

Under the terms of the arrangement former Minefinders shareholders who elected the full proration option received $1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CDN$0.0001 for each of their Minefinders shares, and those who elected the cash option received CDN$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0.26%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

A preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows:

Purchase consideration
Cash	$165,413
Replacement options	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The purchase price allocation was calculated as follows:
Net working capital acquired (including cash of $251.9 million)	$333,478
Mineral property, plant and equipment	1,045,326
Goodwill	211,292
Closure and decommissioning provision	(10,880)
Long-term debt	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed; none of this is deductible for tax purposes.

The incremental impact to the net earnings of the Company had the acquisition occurred on January 1, 2012, for the six months ended June 30, 2012 would result in an increase in the Company’s net earnings of $9.4 million.  Accordingly, the Company’s net earnings for the six months ended June 30, 2012 would be $103.7 million.  Total transaction costs incurred relating to the acquisition and recognized in the Condensed Interim Consolidated Income Statement for the three and six months ended June 30, 2012 amounted to $2.4 million and $16.2 million, respectively.  The cash flow from the acquisition of Minefinders, net of cash acquired amounted to $86.5 million.

As at the date these unaudited condensed interim consolidated financial statements were issued, the allocation of the purchase price has not been finalized.  The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.

b.	Disposition of Mineral Property

On June 26, 2012, the Company announced that it completed the sale of its Quiruvilca operation, located in the northern Andean region of Peru, to Quiruvilca Ltd., a subsidiary of Southern Peaks Mining L.P.  Under the terms of the sale agreement, effective June 1, 2012, the Company sold 100% of its ownership interest in Quiruvilca for $2 million, subject to certain adjustments, and, at the Company’s election, either: (i) a 2% net smelter returns royalty on all saleable metals, exercisable when the price of silver is above $15 per ounce; the price of zinc is above $1,200 per tonne; and the price of copper is above $6,061 per tonne, or (ii) the price difference between $23 per ounce of silver and the market price on 50% of Quiruvilca’s future payable silver production for the applicable quarter; provided, however, that such payments will be capped at $3 million in any 12 month period until such time as Quiruvilca generates $25 million in EBITDA as calculated pursuant to the sale agreement.

Included in the gain on sale of assets for the three and six months ended June 30, 2012 is the net gain arising from the sale of Quiruvilca of approximately $11.2 million shown in the table below. No value was assigned to the future contingent payments in calculating the gain on the sale of Quiruvilca.

The gain on sale of Quiruvilca was calculated as follows:
Consideration received ($0.5 million in cash and $1.5 million in accounts receivable)	$2,000
Derecognition of working capital (including cash of $0.8 million)	2,408
Derecognition of reclamation accrual	18,178
Derecognition of Deferred tax asset	(11,384)
$11,202

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders.  The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

investment revaluation reserve plus retained earnings with a balance of $2.8 billion as at June 30, 2012 (December 31, 2011 - $1.6 billion).  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.  The Company has a $150 million credit facility with a syndicate of international banks which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2011.

5.	Financial Instruments

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.  The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.  Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver.   The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions.  At June 30, 2012, the Company had 2,400 tonnes of lead under contract with a positive mark-to-market valuation of $0.5 million.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  At June 30, 2012, the Company had receivable balances associated with buyers of its concentrates of $34.4 million (December 31, 2011 - $40.5 million).  The vast majority of the Company’s concentrate is sold to seven well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At June 30, 2012, the Company had approximately $59.4 million (December 31, 2011 - $35.9 million) of value contained in

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At June 30, 2012, the Company had no forward contracts to purchase foreign currencies.  The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  At June 30, 2012 the Company’s cash and short term investments includes $80.5 million in CAD, $34.5 million in MXN, and $2.7 million in PEN.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its expansion plans on an ongoing basis.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Commitments

The Company’s commitments have contractual maturities which are summarized below

Payments due by period
	Total	Less than a year	1 - 3 years	3 - 5 years	After 5 years
Finance lease obligations (1)	$35,002	21,939	13,063	-	-
Current liabilities(2)	128,619	128,619	-	-	-
Long term income taxes payable (Note 14)	2,544	-	-	2,544	-
Severance indemnity	2,454	562	-	1,892	-
Contribution plan(3)	7,401	3,799	3,602	-	-
Convertible notes(4)	36,235	-	-	36,235	-
Total contractual obligations(5)	$212,255	154,919	16,665	40,671	-

(1)
Includes lease obligations in the amount of $9.3 million (December 31, 2011 - $10.1 million) with a net present value of $9.1 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $25.6 million (December 31, 2011 - $21.9 million); both discussed further in Note 12.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.

(3)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management which expired in June 2012. In June 2012 the Company approved a 2 year contractual retention plan for key officers and management. Both plans are further discussed in Note 15. Contract commitments for the plans, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate.  The total contribution plan payment of $7.4 million includes $0.2 million related to the 2008 Plan and $7.2 million related to the 2012 Plan, with $6.9 million expected to be paid but not accrued for by the Company.

(4)	Represents the face value of the replacement convertible note related to the Minefinders acquisition. Refer to Note 13 for further details.
(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 14, and deferred tax liabilities.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of these financial instruments.  Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2011, except for the convertible notes assumed as part of the Minefinders acquisition.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.	Short Term Investments and Other Assets

	June 30, 2012			December 31, 2011
Available for sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$161,376	$162,394	$(1,018)	$228,321	$226,997	$1,324

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

7.	Inventories

Inventories consist of:
	June 30, 2012	December 31, 2011
Concentrate inventory	$21,772	$21,473
Stockpile ore	46,408	31,704
Heap leach inventory	69,763	-
Doré and finished inventory	66,959	46,558
Materials and supplies	58,755	35,961
	$263,657	$135,696

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.  Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral property, plant and equipment consist of:
	June 30, 2012			December 31, 2011
	Cost	Accumulated Amortization	Carrying Value	Cost	Accumulated Amortization	Carrying Value
Huaron mine, Peru	$117,176	$(46,760)	$70,416	$113,362	$(44,935)	$68,427
Morococha mine, Peru	172,803	(46,473)	126,330	155,524	(41,048)	114,476
Alamo Dorado mine, Mexico	178,364	(117,687)	60,677	174,067	(110,882)	63,185
La Colorada mine, Mexico	79,445	(42,390)	37,055	71,602	(40,793)	30,809
Dolores mine, Mexico	872,530	(13,988)	858,542	-	-	-
Manantial Espejo mine, Argentina	298,880	(115,930)	182,950	296,431	(102,126)	194,305
San Vicente mine, Bolivia	117,344	(40,578)	76,766	115,848	(35,200)	80,648
Other	23,623	(3,474)	20,149	25,196	(3,107)	22,089
Total	$1,860,165	$(427,280)	$1,432,885	$952,030	$(378,091)	$573,939

Land and Exploration and Evaluation Properties:
Land	$9,855	$8,999
Navidad Project, Argentina	559,171	552,265
Minefinders exploration projects, Mexico	180,000	-
Morococha, Peru	15,474	15,975
Other	38,465	38,530
Total non-producing properties	$802,965	$615,769
Total mineral property, plant and equipment	$2,235,850	$1,189,708

Navidad Project, Argentina

During the three and six months ended June 30, 2012, the Company capitalized $3.4 million and $6.9 million of evaluation costs at the Navidad Project in Argentina, respectively (2011 - $4.8 million and $9.4 million, respectively).

A change in the business climate as evidenced by the current inflationary environment in Argentina and a proposed change to the law submitted by the governor of the province of Chubut, Argentina (further discussed in Note 21), are indicators of a possible impairment of the Navidad project.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

At June 30, 2012, the Company tested the recoverability of its investment in the Navidad project as required under IFRS.  The Company used the most up to date internally developed technical information available, a long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and Argentine peso ranging from 4.5 to 10.5 ARS/USD, and a risk adjusted project specific discount rate of 10.5%.  It was determined that the estimated realizable value of the Navidad project exceeded its carrying value; therefore, recognition of an impairment loss was not warranted at June 30, 2012.

La Preciosa Project, Durango, Mexico

In April 2009, Pan American and Orko Silver Corp. (‘‘Orko’’) entered into an agreement, pursuant to which Pan American and Orko agreed to develop the La Preciosa silver project located in the State of Durango, Mexico. Under the terms of the agreement, in order for the Company to retain its 55% interest in the project: (a) the Company must, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Letter of Agreement (the condition was achieved as of the first quarter of 2010) and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine.  In exchange for its 45% interest in the venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions.  For the three and six months ended June 30, 2012, the exploration expense recognized arising from the La Preciosa project is $0.3 million and $1.0 million, respectively (2011 - $0.5 million and $1.1 million, respectively).

In April 2012, the Company provided notice to Orko that it decided not to deliver a feasibility study before April 13, 2012 for the La Preciosa project as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American relinquished its right to earn a 55% interest in the La Preciosa project and Orko will retain 100% of the project. After completing almost three years of exploration, engineering and project development work, the Company concluded that  continued participation in the La Preciosa project is unlikely to generate a rate of return that meets Pan American’s internal economic hurdle rate. Because the Company had no carrying value in this project, there was no loss on relinquishment of the project.

Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to June 30, 2012, the Company has received $13.8 million which has been utilized and offset against direct project related expenses or recognized as other income to the extent it represents a reimbursement of capital expenditures.  The Company has also entered into a funding arrangement whereby it has received advances towards some of the project capital expenditures in the amount of $25.6 million to date.  These advances are subject to an annualized interest rate of 2.2% which is paid monthly until the completion of the construction.  At the conclusion of construction these advance payments will be converted into a leasing arrangement.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders. Minefinders’ primary mining property is its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.  Refer to Note 3 for further details about the acquisition.

9.	Other Assets

Other assets consist of:
	June 30, 2012	December 31, 2011
Long-term prepaid deposit(1)	$5,205	$5,205
Reclamation bonds	199	224
	$5,404	$5,429

(1)  Represents a prepaid deposit related to the Virtual Gas Line Project at the Manantial mine.

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:
	June 30, 2012	December 31, 2011
Accounts payable	$45,740	$30,879
Accrued liabilities	30,689	13,199
Payroll and related benefits	21,572	24,174
Severance accruals	562	3,032
Other taxes payable	300	152
Advances on concentrate	7,388	-
Other	2,278	6,822
	$108,529	$78,258

11.	Provisions
	Closure and Decommissioning	Litigation	Total
As at December 31, 2011	$55,773	$5,620	$61,393
Revisions in estimates and obligations incurred
Minefinders acquisition	11,088	3,500	14,588
Quiruvilca disposition	(18,178)	(3,130)	(21,308)
Orko disposition	(272)	-	(272)
Charged (credited) to earnings:
-new provisions	-	680	680
-unused amounts reversed	-	-	-
-exchange gains on provisions	-	81	81
Utilized in the period	(458)	(586)	(1,044)
Accretion expense	1,644	-	1,644
As at June 30, 2012	$49,597	$6,165	$55,762

Maturity analysis of total provisions:	June 30, 2012	December 31, 2011
Current	$5,878	$2,341
Non-Current	49,884	59,052
	$55,762	$61,393

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

12.	Finance Lease Obligations

	June 30, 2012	December 31, 2011
Lease obligations(1)	$9,112	$9,764
Equipment and construction advances(2)	25,640	21,901
	$34,752	$31,665

	June 30, 2012	December 31, 2011
Maturity analysis of finance leases:
Current	$21,835	$20,841
Non-Current	12,917	10,824
	$34,752	$31,665

(1)
Represents equipment lease obligations at several of the Company’s subsidiaries.  A reconciliation of the total future minimum lease payments at the end of June 30, 2012 to their present value is presented in the table below.

(2)
Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine.  These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction at which point these advance payments will be converted into a leasing arrangement.

	June 30, 2012	December 31, 2011
Less than a year	4,000	$5,737
2 years	4,160	3,787
3 years	1,203	558
	9,363	10,082
Less future finance charges	(251)	(318)
Present value of minimum lease payments	$9,112	$9,764

13.	Long Term Debt

	June 30, 2012	December 31, 2011
Convertible notes	30,764	-
Conversion feature on the convertible notes	10,416	-
Total long-term debt	$41,180	$-

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”).  Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year.  The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time.  The Notes are convertible into a combination of cash and Pan American shares.

On April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition.  The terms of the Agreement stipulate the following:

If a Noteholder elects to convert all or part of its principal amounts of Notes on or prior to November 4, 2015, for each $1,000 principal amount of converted Notes, such Notes shall be converted at the discretion of Pan American, into:

a)
96.670 Preferred Shares (the “Conversion Rate”) upon conversion by a holder of Notes, the Company may issue Class A voting, participating, 6.5% cumulative convertible preferred shares in the capital of Minefinders (the “Preferred Shares”);

b)
an amount of cash equal to the Conversion Rate multiplied by CAD$1.84  plus the market value of 0.55 of a Pan American common share (the “Market Value of the Consideration”) at the time of such conversion; or

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c)
a combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration which is the amount of cash equal to the Conversion Rate multiplied by the Market Value of the Consideration at the time of such conversion.

On November 4, 2015 each holder of Preferred Shares shall receive in exchange for each Preferred Share at the discretion of Pan American:

a)	CAD$1.84 and 0.55 of Pan American common shares;
b)	an amount of cash equal to the Market Value of the Consideration; or
c)	a combination of Pan American Shares and cash having a combined value equal to the Market Value of the Consideration at November 4, 2015.

If the Noteholder elects to convert all or part of the principal amount of Notes held by such Noteholder after November 4, 2015, for each $1,000 principal amount of converted Notes, the Notes shall be converted, at the option of Pan American into:

a)	the number of Preferred Shares equal to the Conversion Rate;
b)
an amount of cash equal to the Cash Equivalent Conversion Consideration that is 1.84 plus 0.55 Pan American shares multiplied by the average of the Daily VWAP of Pan American shares for the 10 consecutive Pan American trading days commencing on the first Pan American trading day after the date of the Company’s notice of election to deliver the conversion consideration in cash or a combination of Preferred shares and cash if the Noteholder has not given a notice of redemption pursuant to the terms of the Agreement; or

c)
such combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration.  For purposes of this clause each Preferred Share shall be deemed to have a value equal to the Market Value of the Consideration at the time of conversion, and immediately there upon, each preferred share so issued, shall be automatically exchanged for a Consideration Unit of CAD$1.84 plus the market value of 0.55 of a Pan American common share.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability.  The debt liability is measured at amortized cost.  As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes.  The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate.  For the three and six months ended June 30, 2012, $0.8 million was capitalized to mineral property, plant and equipment (June 30, 2011 – nil).  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.   Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period.  The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at June 30, 2012 were expected stock price volatility of 51%, expected life of 3.4 years, and expected dividend yield of 0.7%.

During the three and six months ended June 30, 2012, the Company recorded a gain on the revaluation of embedded derivative on the convertible notes of $8.4 million (2011 – nil).

14.	Other Long Term Liabilities

Other long term liabilities consist of:
	June 30, 2012	December 31, 2011
Deferred credit(1)	$20,788	$20,788
Long term income tax payable (Note 21)	2,544	2,274
Severance accruals	1,906	2,395
	$25,238	$25,457

(1)  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract related to certain production from the Navidad project.  Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  Subsequent to the acquisition,

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

15.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the stock Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are combination of five year options which vest evenly in three annual instalments and seven year options which vest evenly in two annual instalments.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors. Additionally, from time to time, the Company issues replacement options and warrants related to acquisitions.

As part of the Minefinders acquisition each Minefinder option holder was provided a replacement option that is exercisable to purchase Pan American shares.  The number of Pan American shares the replacement option holder is entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the  Minefinders Option (rounded down to the nearest whole number of Pan American shares).  The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

On March 30, 2012, the Company issued 1,760,705 replacement options with a fair value of $10.7 million.  Replacement options were valued using the Black-Scholes option pricing model.  Assumptions used were a dividend yield of 0.26%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2010	1,448,396	$32.95	7,954,745	$34.67	9,403,141

Granted	373,853	$24.90	-	$-	373,853
Exercised	(90,093)	$23.61	(139,761)	$16.05	(229,854)
Expired	(449,097)	$48.10	-	$-	(449,097)
Forfeited	(39,747)	$27.15	-	$-	(39,747)
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296

Granted(1)	1,760,705	$19.50	-	$-	1,760,705
Exercised	(24,561)	$15.97	(229)	$35.00	(24,790)
Expired	(90,836)	$28.41	-	$-	(90,836)
Forfeited	(188,713)	$17.88	-	$-	(188,713)
As at June 30, 2012	2,699,907	$22.30	7,814,755	$35.00	10,514,662

(1)	Represents replacement options on the acquisition of Minefinders.

Long Term Incentive Plan

During the three months ended June 30, 2012, nil common shares were issued in connection with the exercise of options under the plan (June 30, 2011 – 57,355 common shares for proceeds of $1.5 million).

During the six months ended June 30, 2012, 4,424 common shares were issued for proceeds of $0.08 million in connection with the exercise of options under the plan (June 30, 2011 – 83,725 common shares and proceeds of $2.1 million).

Replacement Options

During the three and six months ended June 30, 2012, 20,137 common shares were issued by way of a cashless option exercise (June 30, 2011 – nil).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at June 30, 2012.  The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2012	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at June 30, 2012	Weighted Average Exercise Price CAD$
$15.27 - $17.73	1,055,181	15.08	$16.15	1,055,181	$16.15
$17.74 - $22.23	133,081	31.90	$22.23	133,081	$22.23
$22.24 - $25.19	1,315,467	55.20	$24.83	879,590	$24.77
$25.20 - $36.66	97,102	6.37	$36.66	97,102	$36.66
$36.67 - $40.22	99,076	66.35	$40.22	49,547	$40.22
	2,699,907	36.99	$22.30	2,214,501	$21.38

For the three and six months ended June 30, 2012, the total employee stock-based compensation expense recognized in the income statement was $1.3 million and $3.4 million, respectively (2011 - $0.9 million and $1.7 million, respectively).

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. The following table summarizes information concerning the warrants outstanding and warrants exercisable as at June 30, 2012.  The underlying option agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Exercise Price CAD$	Number Outstanding as at June 30, 2012	Average Remaining Contractual Life (months)	Average Exercise Price CAD$	Number Exercisable as at June 30, 2012	Average Exercise Price CAD$
$35.00	7,814,755	29.24	$35.00	7,814,755	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  During the three and six months ended June 30, 2012, there was a derivative gain related to the warrants of $12.8 million and $15.5 million, respectively (2011 – gains of $36.5 million and $64.1 million, respectively).

The conversion feature on the convertible notes, further discussed in Note 13, is also considered an embedded derivative and re-measured at fair value each reporting period.  Total net gains on derivatives, for both the share purchase warrants and the embedded derivative on the convertible notes for the three and six months ended June 30, 2012 were $21.2 and $23.9 million, respectively (2011- gains of $36.5 million and $64.1 million, respectively).

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants.  Assumptions used are as follows:
	June 30, 2012	December 31, 2011
Warrant strike price	$35.00	$35.00
Exchange rate (1CAD = USD)	0.9813	0.9771
Risk-free interest rate	1.0%	1.0%
Expected dividend yield	0.9%	0.5%
Expected stock price volatility	41.6%	41.5%
Expected warrant life in years	2.4	2.9
Quoted market price at period end	$17.23	$22.28

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “2008 Contribution Plan”).  The 2008 Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.  On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), to be effective on June 1, 2012.

The 2008 Contribution Plan is a four year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2008 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award was paid in the form of either cash or shares of the Company.  The minimum aggregate value that was to be paid in cash or issued in shares over the 4 year period of the plan was $10.9 million.  As of June 30, 2012, $0.2 million remains to be paid as described in Note 5.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 2 year period of the plan is $7.2 million.  As of June 30, 2012, $7.2 million remains to be paid as described in Note 5.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

Normal Course Issuer Bid

On August 26, 2011, the Company received regulatory approval for a normal course issuer bid to purchase up to 5,395,540 of its common shares, during the one year period from September 1, 2011 to August 31, 2012.

During the three and six months ended June 30, 2012 the Company purchased and cancelled 1,309,664 shares (2011 – nil) for a total consideration of $23.5 million allocated between retained earnings ($3.6 million) and share capital ($19.9 million).

Dividends

On February 22, 2012, the Company declared a dividend of $0.0375 per common share paid to holders of record of its common share as of the close of business on March 5, 2012.

On May 15, 2012, the Company declared a quarterly dividend of $0.0375 per common share paid to holders of record of its common shares as of the close of business on May 28, 2012.

On August 14, 2012, the Company declared a quarterly dividend of $0.05 per common share to be paid to holders of record of its common shares as of the close of business on August 27, 2012. These dividends were not recognized in these condensed interim consolidated financial statements for the period ended June 30, 2012.

16.	Earnings per Share (Basic and Diluted)

For the three months ended June 30,	2012			2011
	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net Earnings(1)	$43,924			$112,623

Basic EPS	$43,924	153,651	$0.29	$112,623	107,867	$1.04
Effect of Dilutive Securities:
Stock Options	-	142		-	213
Warrants	-	-		-	73
Convertible Notes	(8,433)	1,927		-	-
Diluted EPS	$35,491	155,720	$0.23	$112,623	108,153	$1.04

(1)	Net earnings attributable to equity holders of the Company.

For the six months ended June 30,	2012			2011
	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net Earnings(1)	$93,807			$204,784

Basic EPS	$93,807	129,344	$0.73	$204,784	107,032	$1.91
Effect of Dilutive Securities:
Stock Options	-	152		-	211
Warrants	-	-		-	75
Convertible Notes	(8,433)	984		-	-
Diluted EPS	$85,374	130,480	$0.65	$204,784	107,318	$1.91

(1)	Net earnings attributable to equity holders of the Company.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and six months ended June 30, 2012 were 9,459,481 out-of-money options and warrants (2011 – 8,022,544).

17.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working	Three months ended June 30,		Six months ended June 30,
capital items:	2012	2011	2012	2011
Trade and other receivables	$(5,766)	$(10,488)	$(10,550)	$(18,326)
Inventories	(25,607)	(11,473)	(29,807)	(25,339)
Prepaid expenditures	271	(2,224)	1,482	(2,625)
Accounts payable and accrued liabilities	(9,499)	9,625	7,874	9,217
Provisions	380	(836)	184	(1,405)
	$(40,221)	$(15,396)	$(30,817)	$(38,478)

	Three months ended June 30,		Six months ended June 30,
Significant Non-Cash Items:	2012	2011	2012	2011
Fair value adjustment of warrants exercised	$242	$-	$337	$-
Fair value of Pan American shares issued (Note 3)	$-	$-	$1,088,104	$-
Replacement options (Note 3)	$-	$-	$10,739	$-
Post-acquisition cost associated with the replacement options	$-	$-	$699	$-
Advances received for construction and equipment leases	$1,249	$5,479	$5,422	$8,333

18.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended June 30, 2012
	Peru				Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Minefinders Group	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Aquiline Group.	Other	Total
Revenue from external customers	$19,212	$18,226	$6,056	$35,047	$42,807	$27,709	$32,559	$18,981	$-	$-	$200,597
Depreciation and amortization	$(1,342)	$(2,873)	$(151)	$(7,001)	$(3,346)	$(1,190)	$(5,844)	$(2,375)	$(64)	$(138)	$(24,324)
Exploration and project development	$(202)	$(684)	$-	$(4,001)	$(1,007)	$(213)	$(59)	$-	$(4,011)	$(799)	$(10,976)
Acquisition costs	$-	$-	$-	$(2,363)	$-	$-	$-	$-	$-	$-	$(2,363)
Interest and financing expenses	$(125)	$(188)	$(145)	$(48)	$(47)	$(60)	$(270)	$(74)	$(20)	$(469)	$(1,446)
Gain (loss) on disposition of assets	$-	$86	$-	$-	$(3)	$(75)	$16	$-	$-	$11,196	$11,220
Gain on derivatives	$-	$-	$-	$8,433	$-	$-	$-	$-	$-	$12,813	$21,246
Foreign exchange gain (loss)	$70	$(21)	$76	$(2,059)	$338	$(254)	$(1,479)	$113	$595	$(491)	$(3,112)
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$159	$159
Earnings (loss) before income taxes	$1,188	$(2,251)	$(1,479)	$3,235	$25,206	$14,862	$3,391	$6,319	$(4,855)	$22,740	$68,356
Income taxes	$(621)	$453	$451	$(5,794)	$(8,976)	$(4,811)	$(2,535)	$(2,435)	$125	$(172)	$(24,315)
Net earnings (loss) for the period	$567	$(1,798)	$(1,028)	$(2,559)	$16,230	$10,051	$856	$3,883	$(4,731)	$22,570	$44,041
Capital expenditures	$2,710	$6,443	$164	$10,336	$2,373	$4,344	$2,403	$1,129	$3,913	$294	$34,109
Total assets	$146,134	$171,686	$-	$1,480,988	$172,705	$114,767	$325,359	$108,448	$597,056	$268,156	$3,385,298
Total liabilities	$38,307	$74,856	$-	$347,694	$12,816	$14,628	$59,903	$29,935	$24,093	$21,938	$624,170

	Three months ended June 30, 2012
	Peru				Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Minefinders Group	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Aquiline Group	Other	Total
Revenue from external customers	$53,446	$36,461	$13,954	$35,047	$104,584	$67,466	$76,302	$42,156	$-	$-	$429,416
Depreciation and amortization	$(3,516)	$(5,241)	$(340)	$(7,001)	$(8,672)	$(2,454)	$(11,957)	$(4,936)	$(164)	$(274)	$(44,555)
Exploration and project development	$(294)	$(1,166)	$-	$(4,001)	$(1,334)	$(692)	$(92)	$-	$(8,289)	$(2,280)	$(18,148)
Acquisition costs	$-	$-	$-	$(2,363)	$-	$-	$-	$-	$-	$(13,799)	$(16,162)
Interest and financing expenses	$(356)	$(334)	$(313)	$(48)	$(93)	$(119)	$(443)	$(157)	$(39)	$(1,190)	$(3,092)
Gain (loss) on disposition of assets	$2	$158	$-	$-	$11	$(75)	$16	$-	$-	$11,196	$11,308
Gain on derivatives	$-	$-	$-	$8,433	$-	$-	$-	$-	$-	$15,473	$23,906
Foreign exchange (loss) gain	$(12)	$(28)	$(42)	$(2,059)	$(126)	$(1,493)	$(2,362)	$198	$636	$2,941	$(2,347)
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$513	$513
Earnings (loss) before income taxes	$14,849	$611	$(1,536)	$3,235	$63,522	$38,150	$15,911	$13,261	$(10,242)	$11,669	$149,430
Income taxes	$(4,589)	$(3,678)	$318	$(5,794)	$(23,667)	$(4,720)	$(8,389)	$(4,643)	$583	$(565)	$(55,144)
Net earnings (loss) for the period	$10,260	$(3,067)	$(1,218)	$(2,559)	$39,855	$33,430	$7,522	$8,617	$(9,660)	$11,106	$94,286
Capital expenditures	$4,764	$14,711	$353	$10,336	$4,445	$8,785	$4,781	$1,496	$8,031	$595	$58,297
Total assets	$146,134	$171,686	$-	$1,480,988	$172,705	$114,767	$325,359	$108,448	$597,056	$268,156	$3,385,298
Total liabilities	$38,307	$74,856	$-	$347,694	$12,816	$14,628	$59,903	$29,935	$24,093	$21,938	$624,170

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended June 30, 2011
	Peru			Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Other	Aquiline Group	Total
Revenue from external customers	$27,849	$23,519	$10,036	$45,897	$40,014	$50,750	$30,438	$3,363	$-	$231,866
Depreciation and amortization	$(1,628)	$(2,507)	$(255)	$(3,934)	$(1,116)	$(7,901)	$(2,964)	$(73)	$(68)	$(20,446)
Exploration expense	$-	$(654)	$-	$(6)	$(155)	$(1,157)	$-	$(1,008)	$(4,170)	$(7,150)
Interest and financing expenses	$(90)	$(105)	$(162)	$(90)	$(78)	$(301)	$(87)	$(239)	$(33)	$(1,185)
Gain on disposition of assets	$(65)	$926	$-	$-	$-	$-	$-	$-	$-	$861
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$36,530	$-	$36,530
Foreign exchange income (loss)	$(187)	$(99)	$(82)	$19	$146	$213	$(28)	$1,101	$425	$1,508
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$(93)	$-	$(93)
Income (loss) before income taxes	$9,704	$5,880	$2,361	$31,921	$28,422	$15,684	$16,253	$38,508	$(4,134)	$144,599
Income taxes	$(2,826)	$(938)	$(744)	$(9,403)	$(8,608)	$(3,096)	$(5,569)	$(814)	$877	$(31,121)
Net income (loss) for the period	$6,878	$4,942	$1,617	$22,518	$19,814	$12,588	$10,684	$37,694	$(3,257)	$113,478
Capital expenditures	$2,978	$7,942	$255	$1,376	$2,217	$5,015	$542	$19,964	$4,841	$45,130
Total assets	$56,312	$158,117	$104,552	$133,743	$76,495	$341,673	$120,430	$341,050	$587,219	$1,919,591
Total liabilities	$21,393	$57,097	$61,268	$27,255	$18,982	$268,287	$79,793	$(235,717)	$65,927	$364,285

	Six Months ended June 30, 2011
	Peru			Mexico		Argentina	Bolivia
	Huaron/Pyrite	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Other	Aquiline Group	Total
Revenue from external customers	$53,088	$46,561	$20,940	$91,542	$75,697	$87,546	$41,611	$5,362	$-	$422,347
Depreciation and amortization	$(3,171)	$(4,745)	$(739)	$(9,278)	$(2,222)	$(14,952)	$(4,376)	$(144)	$(137)	$(39,764)
Exploration expenses	$-	$(655)	$-	$(68)	$(295)	$(1,157)	$-	$(2,019)	$(5,874)	$(10,068)
Interest and financing expenses	$(179)	$(255)	$(325)	$(181)	$(157)	$(502)	$(196)	$(721)	$(52)	$(2,568)
Gain (loss) on disposition of assets	$(65)	$977	$-	$-	$5	$-	$2	$-	$-	$919
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$64,053	$-	$64,053
Foreign exchange income (loss)	$(235)	$(184)	$(78)	$(310)	$237	$(801)	$69	$3,531	$(196)	$2,033
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$126	$-	$126
Income (loss) before income taxes	$20,124	$14,436	$6,910	$61,821	$52,936	$23,744	$20,480	$68,552	$(6,731)	$262,272
Income taxes	$(6,648)	$(4,816)	$(1,792)	$(17,237)	$(12,198)	$(6,215)	$(8,162)	$(916)	$1,869	$(56,115)
Net income (loss) for the period	$13,476	$9,620	$5,118	$44,584	$40,738	$17,529	$12,318	$67,636	$(4,862)	$206,157
Capital expenditures	$5,323	$14,417	$739	$1,938	$3,603	$7,394	$2,326	$20,033	$9,403	$65,176
Total assets	$56,312	$158,117	$104,552	$133,743	$76,495	$341,673	$120,430	$341,050	$587,219	$1,919,591
Total liabilities	$21,393	$57,097	$61,268	$27,255	$18,982	$268,287	$79,793	$(235,717)	$65,927	$364,285

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2012	2011	2012	2011
Refined silver and gold	$108,562	$113,632	$228,745	$206,548
Zinc concentrate	21,442	17,808	43,662	33,608
Lead concentrate	29,116	40,948	72,030	82,746
Copper concentrate	41,477	59,478	84,979	99,445
Total	$200,597	$231,866	$429,416	$422,347

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

19.	Production Costs

Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Consumption of raw materials and consumables	$50,650	$32,953	$81,780	$61,332
Employee compensation and benefits expense	40,564	35,657	73,837	61,252
Contractors and outside services	22,201	32,693	42,081	48,077
Utilities	6,061	6,653	12,687	12,671
Changes in inventories	(14,360)	(26,253)	(14,404)	(38,389)
Other expenses	8,843	4,400	15,465	12,404
	$113,959	$86,103	$211,446	$157,347

20.	Income Taxes
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Current income taxes	11,992	32,793	41,514	57,210
Deferred income taxes	12,323	(1,672)	13,630	(1,095)
Provision for income taxes	$24,315	$31,121	$55,144	$56,115

As of January 1, 2012, the applicable income tax rate in Canada was reduced from 26.5% to 25%.  The change in tax rate has no income tax impact because of the tax losses carried forward.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods.  The main factors which have affected the effective tax rates for the three and six months ended June 30, 2012 and the comparable period of 2011 were the unrealized gains and losses on the Company’s warrants position, foreign income tax rate differentials, foreign exchange and non-recognition of certain deferred tax assets.  The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Income before taxes	68,356	144,599	149,430	262,272
Statutory tax rate	25%	26.50%	25%	26.50%
Income tax expense based on above rates	$17,089	$38,319	$37,358	$69,502
Increase (decrease) due to:
Non-deductible expenses	453	576	779	1,133
(Increase) decrease to estimated deductible expenses	507	-	3,093	(3,471)
Change in net deferred tax assets not recognized	2,913	739	7,151	916
Non-taxable unrealized gains on derivative financial instruments - warrants	(5,312)	(9,680)	(5,977)	(16,974)
Foreign tax rate differences	2,150	3,476	6,610	6,593
Effect of other taxes paid (mining and withholding)	1,459	3,093	2,504	4,367
Non- deductible foreign exchange (gain) loss	2,888	(5,647)	1,090	(5,858)
Other	2,168	245	2,536	(93)
	$24,315	$31,121	$55,144	$56,115
Effective tax rate	35.57%	21.52%	36.90%	21.40%

21.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 5.

c.	Credit Facility

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general working capital purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, had a term of four years.  On December 20, 2010 the Company amended the Facility by, among other things, extending the term to December 20, 2014 and increased the amount of the Facility to $150 million by expanding the number of Lenders to include West LB, CIBC and BMO. The interest margin on the renewed Facility ranges from 3.00% to 4.00% over LIBOR, based on the Company’s net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.90% and 1.20% on undrawn amounts under the Facility, depending on the Company’s net debt to EBITDA ratio. As at June 30, 2012, the Company has made no drawings under this Facility.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of June 30, 2012 and December 31, 2011, $49.6 million, and $55.8 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 11.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.  The long term portion of the Company’s current income taxes payable is classified as long term in Note 5 and Note 14.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at June 30, 2012 is $9.1 million (December 31, 2011- $9.8 million) and the schedule of timing of payments for this obligation is found in Note 12.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year.  In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Companies activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo, operation temporarily suspended dore shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days. Manantial Espejo expects delayed shipments and sales to be made up during the second half of 2012.

The government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

h.	Political changes in Bolivia

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries.  There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

In a press release on April 19, 2011, management provided comments on media reports from Bolivia, that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government).  In a follow up release on May 3, 2011, we provided an update on this situation.  On May 1, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. On August 2, 2012, the Bolivian government issued a decree formally revoking a mining concession held by a Canadian publicly traded mining company.  The publicly traded mining company is currently pursuing all possible diplomatic options in addition to reaching out to the Bolivian government with the objective of resolving the situation.  Operations at San Vicente have continued to run normally under Pan American’s administration and the Company expects normal operations to continue status quo, in light of recent events. The Company will take every measure available to enforce our rights under our agreement with COMIBOL and are confident that we will ultimately be successful in protecting our investment.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

i.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

j.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below.  Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011.  The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales.  In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit.  Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits.  The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the Province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”.  Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges.  Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% Net Smelter Return Royalty (“NSR”), in addition to the 3% provincial royalty discussed above.  Refer below to the Navidad project section for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream  contract related to certain production from the Navidad project.  Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 14.

Huaron, Quiruvilca and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii)

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011
 (Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes. Because the Huaron and Quiruvilca mines are one legal entity, this royalty is calculated on the cumulative production of both mines while the calculation of the royalty on Morococha’s production is done on this mine alone.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.  In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow.  Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property.  The Participation Fee has now reverted back to the original percentage.  For the quarter ended June 30, 2012 the royalties to COMIBOL amounted to approximately $8.7 million (2011 - $1.4 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.  Recovery of capital investment was not achieved as of June 30, 2012.  In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Navidad project

In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, will regulate all future oil & gas and mining activities in the province. The draft legislation is subject to review and possible modification by a parliamentary subcommittee, after which it will be submitted to the full legislature for debate and vote.  The draft legislation incorporates the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduces a series of new regulations that will greatly increase provincial royalties and impose the province’s direct participation in all mining projects, including Navidad.

Management will continue to monitor the status and subsequent amendments; if any to the legislation. The financial impact of the legislation is not determinable at this time as the Company awaits the approval of the final law.

22.	Subsequent Events

Subsequent to June 30, 2012, the Company purchased an additional 503,676 shares at a cost of approximately $7.5 million for a total of 5,395,540 million shares bought and cancelled since the start of the share buy-back program, thereby completing the program approved by the TSX and discussed in Note 15.

Document 2

Management’s Discussion and Analysis
for the three and six months ended June 30, 2012

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	3
Highlights of Q2 2012	4
Q2 Operating Performance	5
Operations Review	6
Overview of Q2 Financial Results	11
Exploration and Project Development	15
2012 Operating Outlook	16
Liquidity Position	16
Capital Resources	17
Investments and Investment Income	18
Financial Instruments	18
Contractual Commitments and Contingencies	19
General and Administrative Expense	19
Minefinders Transaction	20
Preliminary Purchase Allocation	20
Alternative Performance Measures	21
Risks and Uncertainties	22
Critical Judgements In The Application Of Accounting Policies	24
Changes In Accounting Standards	24
Disclosure Controls and Procedures	26

Management’s Discussion and Analysis of Financial Condition and Results of Operations

August 14, 2012

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2011 and the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012 and 2011 and the related notes contained therein.  All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011.  This MD&A refers to various non-Generally Accepted Accounting Principles (“GAAP”) measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits throughout South America and Mexico.  The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange in New York (Symbol: PAAS).

Pan American was founded in 1994 with the specific intention of providing investors with the best investment opportunity to gain real exposure to silver prices.  The Company's mission is to be the largest and lowest cost primary silver mining company globally.  To realize this mission, Pan American’s strategy is to focus on growing its base of low cost silver production and silver mineral reserves by constantly optimizing its production methods, and developing new silver deposits through acquisition and exploration.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American’s operational track record and strong financial standing has positioned the Company to take full advantage of strategic opportunities in the silver market, as they arise.  As such, on March 30, 2012 the Company and Minefinders Corporation Ltd. (TSX: MFL; NYSE/AMEX: MFN) (“Minefinders”) announced that they had completed the previously announced plan of arrangement under the Business Corporations Act (Ontario) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders after receiving

Pan American Silver Corp.

3

shareholder approval at meetings held on March 26, 2012. This transaction creates a leading, growth-oriented, geographically-diversified silver producer with an exceptional growth profile and an enhanced, diversified portfolio.  Please refer to the “Minefinders Transaction” section for more details.

HIGHLIGHTS OF Q2 2012

OPERATIONS & PROJECT DEVELOPMENT

•	Silver Production

Silver production was 6.4 million ounces in Q2 2012, an increase of 14% over the production of 5.6 million ounces in Q2 2011. This increase was mainly attributable to the contribution of the recently acquired Dolores mine and production improvements at the Morococha mine, offset by decreased silver production at Alamo Dorado, Manantial Espejo and the sale of the Quiruvilca mine effective June 1, 2012.

•	Dolores Integration

In the first quarter under Pan American stewardship, the Dolores mine produced 0.9 million ounces of silver and just over 15,000 ounces of gold.  Silver production was at the low end of the silver production forecast for Dolores issued in the Q1 2012 MD&A while cash costs for Q2 2012 were $2.06 per ounce of silver, below the $5.00 to $6.00 per ounce forecast due to blending of lower cost ounces in opening inventory with current quarter production costs which are in line with the cash cost forecast as issued for the balance of the year. Management is focused on securing the heap leach pad #2 and constructing pad #3 in order to stabilize the current operation and allow thorough analysis of future mill and other expansion and optimization opportunities.

Capital expenditures at Dolores during Q2 2012 totalled $10.3 million primarily for leach pad construction and capitalized mine stripping.

•	Navidad Project Update

At the Navidad development project in Chubut, Argentina, Pan American invested $6.6 million during the second quarter of 2012.  Work focused on the advancement of the Project’s Environmental Impact Assessment (EIA) and work towards completion of an updated Feasibility Study. On July 2nd, Pan American reported that the Governor of the province of Chubut, Martin Buzzi, submitted to the provincial legislature a draft bill that would regulate all oil and gas and mining activities in the province.  The draft legislation incorporated the long-awaited and expected zoning of the province, which would allow for the development of Navidad as an open pit mine.  However, the same draft legislation proposed to introduce a series of new regulations which would significantly increase provincial royalties and impose the province’s direct participation in all mining projects, including Navidad.  While the proposed bill remains subject to review and debate within sub-committees of the legislature, without meaningful modifications, the Company will be forced to temporarily suspend further project expenditures in Navidad (further discussed in the section “Exploration and Project Development”).

•	Sale of Quiruvilca Mine

Pan American announced on June 26, 2012 that it completed the sale of its Quiruvilca operation, located in the northern Andean region of Peru, to Quiruvilca Ltd., a subsidiary of Southern Peaks Mining L.P.  Under the terms of the sale agreement, effective June 1, 2012, Pan American sold 100% of its ownership interest in Quiruvilca for $2 million, subject to certain adjustments, and, at Pan American election, either: (i) a 2% net smelter returns royalty on all saleable metals, exercisable when the price of silver is above $15 per ounce; the price of zinc is above $1,200 per tonne; and the price of copper is above $6,061 per tonne, or (ii) the price difference between $23 per ounce of silver and the market price on 50% of Quiruvilca’s future payable silver production for the applicable quarter; provided, however, that such payments will be capped at $3 million in any 12 month period until such time as Quiruvilca generates $25 million in EBITDA as calculated pursuant to the sale agreement.

The sale of Quiruvilca resulted in a net gain to Pan American of approximately $11.2 million recorded in Q2 2012.  No value was assigned to the future contingent payments in calculating the gain on sale.

Pan American Silver Corp.

4

•	La Preciosa JV Terminated

In early April 2012, the Company provided notice to Orko Silver Corp. (“Orko”) that it had decided not to deliver a feasibility study before April 13, 2012 for the La Preciosa project as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American relinquished its right to earn a 55% interest in the La Preciosa project and Orko retained 100% of the project.  After completing almost three years of exploration, engineering and project development work, the Company came to the conclusion that any continued participation in the La Preciosa joint venture project is unlikely to generate a rate of return that meets Pan American's internal economic hurdle rate.  Because the Company had no carrying value in this project, there is no loss on relinquishment of the project.

FINANCIAL

▪
Revenue decreased by 13% to $200.6 million in Q2 2012 from sales of $231.9 million in Q2 2011, due primarily to lower realized silver and base metal prices partially offset by an increase in quantities of silver and gold sold.  In addition, downward provisional sales adjustments relating to shipments from prior periods of $9.6 million  and a build-up of silver and gold inventories during the quarter due to the timing of shipments negatively impacted revenues and mine operating earnings as production exceeded sales quantities by 0.7 million silver ounces and 5,800 gold ounces.

▪
Mine operating earnings decreased to $56.3 million in Q2 2012, 53% lower than the mine operating earnings in the comparable period of 2011, due to lower revenues as described, higher cost of sales as a result of increased quantities of silver and gold sold and higher depreciation charges related to the Dolores mine.

▪
Adjusted earnings (further discussed in the section “Alternative Performance Measures”) for Q2 2012 of $17.1 million compared to $75.4 million for Q2 2011. The adjusted earnings decrease was primarily on account of decreased mine operating earnings, increased exploration and project development expense, and a higher effective tax rate.

▪	Adjusted earnings per share of $0.11 compared to $0.70 for the corresponding period in 2011.
▪
Cash flow from operations consumed $5.2 million, a decrease from the $104.1 million generated in the comparable quarter last year, and was negatively affected primarily by the decreased mine operating earnings, investments in working capital of $40.2 million and income taxes paid of $27.8 million.

▪
Pan American paid a cash dividend of $0.0375 per common share to its shareholders of record as of the close of business on May 28, 2012 and has declared the next quarterly dividend on August 14, 2012 to be increased to $0.05 per common share.  These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).

▪
The Company purchased and cancelled 1.3 million shares during Q2 2012, spending $23.5 million in the process. Subsequent to the quarter end, the Company completed the approved program by purchasing an additional 0.5 million share, spending $7.5 million.The Company’s working capital was $768.8 million at June 30, 2012, of which $519.8 million was held in cash and short term investments.  So far this year Pan American has paid $109.5 million in income taxes (predominantly related to 2011), spent $58.3 million in capital at its operations and development projects, invested $30.8 million in working capital, spent $23.5 million repurchasing shares, paid $9.7 million in dividends and still increased our cash and short term investments by $28.6 million inclusive of $86.5 million acquired through the Minefinders transaction.

Q2 OPERATING PERFORMANCE

The following tables reflect the realized prices of metals produced and consolidated metal production achieved in each period under review:

Pan American Silver Corp.

5

	Realized Metal Prices		Quantities of Metal Produced		Realized Metal Prices		Quantities of Metal Produced
	Three months ended June 30,				Six months ended June 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Silver – in ounces	$29.53	$38.21	6,399,446	5,620,038	$31.24	$34.81	11,902,405	10,964,777
Gold – in ounces	$1,622	$1,499	32,244	21,900	$1,658	$1,447	51,740	40,540
Zinc – in tonnes(1)	$1,924	$2,280	8,429	8,582	$1,984	$2,340	19,461	17,426
Lead – in tonnes(1)	$2,010	$2,544	2,775	3,081	$2,051	$2,580	6,790	6,380
Copper – in tonnes(1)	$8,166	$9,077	1,037	1,054	$8,064	$9,265	2,016	2,300
(1)	Metal price stated as cash settlement per tonne.

Pan American produced 6.4 million ounces of silver in Q2 2012, an increase of 14% over the production of 5.6 million ounces in Q2 2011. This increase was mainly attributable to the contribution of the recently acquired Dolores mine and production improvements at the Morococha mine, offset by decreased silver production at Alamo Dorado, Manantial Espejo and the sale of the Quiruvilca mine effective June 1, 2012.  The increased silver production in the six months of 2012 compared to the comparable period in 2011 of 9% is attributable to similar reasons, that being the additional Dolores mine production along with production improvements at Huaron, Morococha and San Vicente.

Gold production was 32,244 ounces for Q2 and 51,740 for the first half of 2012 (“H1 2012”) compared to 21,900 ounces and 40,540 ounces produced in the comparable periods of 2011.  The increase in gold production was also mainly due to the 15,270 ounces contributed to production at the Dolores mine but offset by lower gold grades processed at Manantial Espejo. Consolidated zinc and lead and copper production was similar in Q2 2012 to the comparable period of 2011 due largely to improvements at the Peruvian operations being offset by the sale of Quiruvilca, while zinc and lead production were up in H1 2012 over H1 2011 due to a strong first quarter at the Peruvian operations as well as San Vicente.

Cash Costs per Ounce of Silver(1)

Consolidated cash costs for Q2 2012 and in H1 2012 were $11.85 and $11.23, respectively, compared to $9.19 and $8.53 per ounce for the corresponding period of 2011.  The most significant factors behind this increase in cash costs were an increase in direct operating costs primarily due to increased labor related costs, operating supplies, and certain royalties, partially offset by an increase in by-product credits on account of higher production of all by-products except for copper, and higher realized gold price.

(1)
Cash cost per ounce of silver - The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our production costs, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found in the section Alternative Performance Measures of this MD&A.

OPERATIONS REVIEW

•	Huaron Mine

	Three month ended June 30,		Six months ended June 30
	2012	2011		2012	2011
Tonnes milled	158,452	142,100	328,916	297,828
Average silver grade – grams per tonne	157	185	163	176
Average zinc grade - %	2.30	2.47	2.64	2.41
Average silver recovery - %	81.2	80.3	82.3	78.8
Silver – ounces	652,136	677,778	1,421,575	1,331,641
Gold – ounces	166	342	383	690
Zinc – tonnes	2,469	2,200	5,930	4,376
Lead – tonnes	879	1,269	2,790	2,251
Copper – tonnes	558	253	971	601

Cash costs per ounce (1)	$18.95	$14.47	$14.09	$13.06
Total costs per ounce (1)	$22.12	$15.96	$17.27	$14.64

Payable ounces of silver	560,958	611,470	1,239,320	1,202,708

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Pan American Silver Corp.

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In Q2 2012, Huaron produced 0.7 million ounces of silver, which was a small decrease from the production level achieved in Q2 2011. The lower silver production was a result of lower grades and labour unrest in April that disrupted production that has since been resolved, partially offset by improved throughput rates and recoveries in the mill.

Cash costs per ounce in Q2 2012 were $18.95, which were 31% higher than the $14.47 per ounce realized in Q2 2011.  The net increase in cash costs was mainly due to lower silver produced on account of grade and higher operating costs associated with increased throughput as well as unit cost increases from the comparable period.

Capital expenditures during Q2 2012 totaled $2.7 million at the Huaron mine which included expenditures on mine development, drilling, equipment upgrades and equipment replacements.

•	Morococha Mine*

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	128,365	119,347	252,357	244,221
Average silver grade – grams per tonne	156	126	145	137
Average zinc grade - %	2.59	2.40	2.90	2.45
Average silver recovery - %	81.5	85.3	84.0	86.3
Silver – ounces	525,371	411,906	988,123	926,881
Gold – ounces	594	393	1,537	850
Zinc – tonnes	2,461	2,248	5,637	4,795
Lead – tonnes	836	689	1,677	1,672
Copper – tonnes	349	382	711	785

Cash costs per ounce (1)	$24.32	$16.98	$20.89	$11.34
Total costs per ounce (1)	$30.30	$20.52	$27.06	$14.54

Payable ounces of silver	450,074	369,565	842,158	834,614

* Production and cost figures are for Pan American’s 92.2% share only.
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

The Morococha mine produced 0.5 million ounces of silver during Q2 2012, an increase of 28% from the production achieved in the comparable 2011 period.  The increase was attributable to higher silver grades and mill throughputs rates.  The mine continues to focus on advancing development rates to access higher grade ore and allow for operational flexibility in future years.

Cash costs per ounce in Q2 were $24.32, 43% higher than the $16.98 per ounce recorded a year earlier with the increase in cash costs a result of expenses associated with strategically increasing underground development advances, higher cost of labour and associated benefits and less economic smelter terms affecting payable ounces.

Capital expenditures during Q2 2012 totaled $4.0 million at the Morococha mine.  The capital spending was primarily on long term mine developments and related equipment repairs and replacements, and exploration drilling.  In addition, $2.4 million was invested on the Morococha relocation project during Q2 2012, for completion activities at the recently built facilities.

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•	Quiruvilca Mine

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	39,397	71,630	101,865	154,203
Average silver grade – grams per tonne	97	121	102	125
Average zinc grade - %	2.90	2.99	2.99	3.00
Average silver recovery -%	82.1	81.1	82.5	81.8
Silver – ounces	101,196	227,739	275,134	506,761
Gold – ounces	156	424	428	949
Zinc – tonnes	967	1,817	2,582	3,920
Lead – tonnes	266	541	739	1,286
Copper – tonnes	101	258	286	607

Cash costs per ounce (1)	$41.91	$19.77	$36.33	$11.34
Total costs per ounce (1)	$43.13	$20.58	$37.46	$12.06

Payable ounces of silver	88,794	201,406	240,354	455,241

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

The Company culminated the process of evaluating strategic alternatives for the mine as described in the MD&A for the year ended December 31, 2011, which resulted in a divestiture effective June 1, 2012.

The sale of Quiruvilca resulted in a net gain to Pan American of approximately $11.2 million recorded in Q2 2012 as described in the Highlights section “Sale of Quiruvilca Mine”.

The Quiruvilca mine produced 0.1 million ounces of silver at a cash cost of $41.91 during the two months of Q2 2012 that it was owned by Pan American.

•	Alamo Dorado Mine

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	409,874	483,956	854,008	952,326
Average silver grade – grams per tonne	109	107	110	103
Average gold grade – grams per tonne	0.42	0.35	0.39	0.34
Average silver recovery - %	82.3	84.2	83.9	82.7
Silver – ounces	1,280,960	1,393,050	2,542,171	2,689,792
Gold – ounces	4,787	4,274	9,035	8,652
Copper – tonnes	29	20	48	43

Cash costs per ounce (1)	$5.50	$4.17	$4.87	4.54
Total costs per ounce (1)	$8.49	$7.67	$7.69	8.12

Payable ounces of silver	1,275,968	1,386,689	2,533,209	2,677,954

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Alamo Dorado continued to be the Company’s largest silver producer in Q2 2012, producing 1.3 million ounces of silver.  Silver production was down slightly from Q2 2011 production levels due to lower throughput rates resulting primarily due to increased ore hardness.

Cash costs for Q2 2012 were $5.50 per ounce, up from $4.17 per ounce a year ago as increases in operating costs were compounded with lower silver produced only partially offset by increased by-product credits on account of higher gold prices.

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Capital expenditures at Alamo Dorado during Q2 2012 totalled $2.4 million primarily for plant equipment upgrades and mine equipment additions.

•	Dolores Mine

Three months ended June 30, 2012
Tonnes crushed and stacked	1,413,477
Average silver grade – grams per tonne	39
Average gold grade – grams per tonne	0.46
Average silver recovery - %	48.0
Average gold recovery - %	74.4
Silver – ounces	923,927
Gold – ounces	15,270

Cash costs per ounce (1)	$2.06
Total costs per ounce (1)	$16.87

Payable ounces of silver	921,617

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

In the first quarter under Pan American stewardship, the Dolores Mine produced 0.9 million ounces of silver and just over 15,000 ounces of gold.  Silver production was at the low end of the silver production forecast for Dolores issued in the Q1 2012 MD&A while cash costs for Q2 2012 were $2.06 per ounce of silver, below the $5.00 to $6.00 per ounce forecast due to the blending of lower cost ounces in opening inventory with current quarter production costs which were in line with the cash cost forecast as issued for the balance of the year.  Gold production was affected by more dilution than anticipated in gold dominant zones, resulting in lower than expected grades being stacked.

Management is focused on securing the heap leach pad #2 and constructing pad #3 in order to stabilize the current operation and allow thorough analysis of future mill and other expansion and optimization opportunities.  Capital expenditures at Dolores during Q2 2012 totalled $10.3 million primarily for leach pad construction as well as $4.5 million of capitalized stripping to develop access to ore that is to be mined in future periods.

•	La Colorada Mine

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	104,699	99,225	208,431	197,962
Average silver grade – grams per tonne	368	369	371	379
Average silver recovery - %	89.4	89.3	89.4	89.4
Silver – ounces	1,108,320	1,052,180	2,224,175	2,154,074
Gold – ounces	998	945	2,177	2,014
Zinc – tonnes	1,366	1,123	2,757	2,184
Lead – tonnes	683	582	1,379	1,171

Cash costs per ounce (1)	$8.38	$7.16	$8.06	$6.94
Total costs per ounce (1)	$9.95	$8.11	$9.29	$7.86

Payable ounces of silver	1,053,941	1,002,611	2,112,055	2,052,796

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the La Colorada mine in Q2 2012 was 1.1 million ounces as the mine continued stable operations consistent with the comparable quarter last year.

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In Q2 2012, cash costs increased by 17% to $8.38 as compared to the same period last year.  This was mainly due to higher operating costs that were partially offset by slightly higher by-product credits as a result of increased by-product production and gold prices.

Capital expenditures at La Colorada during Q2 2012 totaled $4.3 million.  The capital was spent on the infrastructure, developmental drilling and equipment replacements.

•	San Vicente Mine*

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	76,301	73,129	148,447	134,175
Average silver grade – grams per tonne	417	432	415	400
Average zinc grade - %	1.98	2.25	2.21	2.20
Average silver recovery - %	90.8	88.3	90.21	89.22
Silver – ounces	927,966	897,310	1,787,472	1,536,921
Zinc – tonnes	1,166	1,193	2,555	2,151
Copper – tonnes	-	141	-	264
Lead – tonnes	111	-	204	-

Cash costs per ounce (1)	$18.21	$12.85	$18.59	$13.11
Total costs per ounce (1)	$21.12	$16.54	$21.83	$17.11
			-
Payable ounces of silver	843,056	840,080	1,620,153	1,425,067
* Production and interest figures are for Pan American’s 95.0% share only.

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the San Vicente mine in Q2 2012 was 0.9 million ounces, a modest increase from the comparable quarter in the prior year.  The slight increase in silver production was a result of increased throughput and recovery rates partially offset by lower grades.

Cash costs at San Vicente were $18.21 per ounce, which was 42% higher than the comparable quarter last year.  The higher cash costs were a result of higher royalty charges on account of the royalty rate due to COMIBOL, the Company’s joint venture partner, having increased from 9.4% to 37.5% following the period of investment payback, increased concentrate treatment and refining charges, and general operating cost pressures.

Capital expenditures at San Vicente during Q2 2012 totalled $1.1 million and consisted mainly of equipment upgrades.

•	Manantial Espejo Mine

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	181,126	181,974	360,238	352,166
Average silver grade – grams per tonne	169	181	168	173
Average gold grade – grams per tonne	1.71	2.73	2.04	2.47
Average silver recovery - %	88.7	89.1	89.1	90.6
Average gold recovery - %	94.2	95.3	93.8	95.0
Silver – ounces	879,570	960,073	1,739,827	1,818,707
Gold – ounces	10,274	15,523	22,910	27,385

Cash costs per ounce (1)	$15.46	$6.80	$12.14	$7.63
Total costs per ounce (1)	$23.14	$14.92	$20.30	$15.63

Payable ounces of silver	877,811	958,153	1,763,348	1,815,069

(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the Manantial Espejo mine in Q2 2012 was 0.9 million ounces, down from 1.0 million ounces in the same quarter last year due to lower silver grades. Gold production was negatively impacted by

Pan American Silver Corp.

10

the same factor. The Company was unable to offset lower grades by increased throughput as planned due to continued import restrictions that negatively affected operations.

Cash costs per ounce increased from $6.80 in Q2 2011 to $15.46 in Q2 2012.  Cash costs increased sharply with lower gold by-product credits as the gold production shortfall was only partially offset by increased gold prices.  Additionally, operating costs were up 6% due to an increase in labor and other operating costs incurred to mitigate import restrictions that are affecting equipment availability.

Capital expenditures at Manantial Espejo during Q2 2012 totaled $2.4 million.  This consisted mainly of plant equipment upgrades, mine development, including a major ventilation raise, and mine equipment upgrades.

OVERVIEW OF Q2 FINANCIAL RESULTS

For the three and six months ended June 30, 2012, the Company’s revenues and mine operating earnings decreased relative to the comparable periods of 2011 primarily due to lower realized silver and base metal prices as well as cost pressures prevalent across the entire mining industry, despite higher quantities of silver and gold sold.  Furthermore, a build-up of silver and gold inventories during the quarter negatively impacted revenues and mine operating earnings as production exceeded sales quantities by 0.7 million silver ounces and 5,800 gold ounces (further described in the section “Revenue” below).

Adjusted earnings for Q2 2012 (further discussed in the section “Alternative Performance Measures”) were $17.1 million after adjusting for $21.2 million in gains on derivatives, $2.4 million of additional Minefinders acquisition related costs, foreign exchange losses of $3.1 million, and the $11.2 million gain on the sale of the Quiruvilca mine compared to $75.4 million for Q2 2011. The adjusted earnings decrease was primarily on account of decreased mine operating earnings, increased exploration and project development expense, negative provisional sales adjustments relating to shipments from prior periods of $9.6 million and a higher effective tax rate.  Adjusted earnings were $77.7 million for H1 2012 compared to $140.1 million in H1 2011.

The table following sets out selected quarterly results for the past ten quarters, which are stated in thousands of U.S. dollars, except for the per share amounts.

	Quarters Ended (Unaudited)
2012	March 31,	June 30,
RevenueRevenue	$228,819	$200,597
Mine operating earnings (1)	$101,896	$56,296
Attributable earnings for the period	$49,883	$43,924
Adjusted earnings for the period(2)	$60,619	$17,050
Basic earnings per share	$0.47	$0.29
Diluted earnings per share	$0.47	$0.23
Cash flow from operating activities	$37,395	$(5,200)
Cash dividends paid per share	$0.0375	$0.0375
Other financial information
Total assets	$3,434,430	$3,385,298
Total long term financial liabilities	$177,755	$137,396
Total attributable shareholders’ equity	$2,743,411	$2,752,826

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	Quarters Ended (Unaudited)				Years Ended
2011	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
RevenueeRevenue	$190,481	$231,866	$220,567	$212,361	$885,275
Mine operating earnings (1)	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted earnings for the period(2)	$64,631	$75,440	$58,266	$62,107	$260,444
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total attributable shareholders’ equity					$1,593,839

2010	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$135,819	$150,558	$164,530	$195,646	$646,553
Mine operating earnings (1)	$37,776	$52,269	$61,293	$89,777	$241,115
Attributable earnings (loss) for the period	$26,276	$(6,262)	$21	$(6,324)	$13,711
Adjusted earnings for the period(2)	$16,486	$8,320	$27,189	$52,687	$104,682
Basic earnings (loss) per share	$0.25	$(0.06)	$0.00	$(0.06)	$0.13
Diluted earnings (loss) per share	$0.24	$(0.04)	$0.00	$(0.07)	$0.13
Cash flow from operating activities	$48,646	$45,338	$65,066	$83,206	$242,256
Cash dividends paid per share	$0.025	$-	$0.025	$0.025	$0.075
Other financial information
Total assets					$1,738,796
Total long term financial liabilities					$228,054
Total attributable shareholders’ equity					$1,341,358

(1)	Mine operating earnings are equal to revenue less production costs, depreciation and amortization, and royalties which is considered to be substantially the same as gross margin.
(2)
Adjusted earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance Measures, of this MD&A for a calculation of adjusted earnings for the period.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was a decrease in the realized silver and base metal prices. For the first six months of 2012, quantities of all metals sold increased compared to 2011, with the exception of copper.

	Realized Metal Prices		Quantities of Metal Sold		Realized Metal Prices		Quantities of Metal Sold
	Three months ended June 30,				Six months ended June 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Silver – in ounces	$29.53	$38.21	5,361,503	4,981,038	$31.24	$34.81	10,588,844	9,604,330
Gold – in ounces	$1,622	$1,499	25,946	19,689	$1,658	$1,447	45,105	36,099
Zinc – in tonnes(1)	$1,924	$2,280	6,518	7,202	$1,984	$2,340	17,212	14,089
Lead – in tonnes(1)	$2,010	$2,544	2,392	2,942	$2,051	$2,580	6,367	6,271
Copper – in tonnes(1)	$8,166	$9,077	987	1,029	$8,064	$9,265	1,678	1,861

(1)	Metal price stated as cash settlement per tonne.

•	Income Statement

Earnings for Q2 2012 were $44.0 million, compared to earnings of $113.5 million in Q2 2011.  Basic earnings per share were $0.29 compared to $1.04 in the comparable period.  Adjusting for the benefit of a $21.2 million gain on derivatives, $2.4 million of additional Minefinders related acquisition costs, foreign exchange losses of $3.1 million, and the gain of $11.2 million on the sale of the Quiruvilca mine in the current period, adjusted earnings were $17.1 million for Q2 2012 compared to $75.4 million in 2011 (please refer to the section, “Alternative Performance Measures”, of this MD&A for a description of adjusted earnings).

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Adjusted earnings per share were $0.11 compared to $0.70 for the corresponding period in 2011. Adjusted earnings were negatively impacted by a decrease in silver and base metal prices, costs escalations, negative provisional sales adjustments related to shipments from prior periods, increased exploration and project development expense and higher effective tax rates.

Earnings for H1 2012 were $94.3 million, compared to earnings of $206.2 million for H1 2011, while adjusted earnings were $77.7 million for H1 2012 compared to $140.1 million in H1 2011 impacted by the same factors described above.

Revenue for Q2 2012 was $200.6 million, a $31.3 million or 13% decrease from revenue for one year ago.  This decrease was primarily a result of lower silver and base metal prices realized despite higher quantities sold and a quarter end build-up of precious metal inventory due to timing of shipments, particularly from Manantial Espejo where shipments were temporarily disrupted following an Argentine government resolution demanding early repatriation of net proceeds from export sales and at the Dolores mine, where revenue recognition as applied by Minefinders was adjusted to be in line with the Company’s protocol. The Argentine government has since revised the resolution to more reasonable terms and the timing of shipments from Manantial Espejo has returned to normal.  Due to the decline of metal prices in Q2 2012, provisionally priced concentrates shipped in prior periods also had a negative effect of $9.6 million on revenue in the quarter as they were settled in the current quarter or adjusted at June 30, 2012 to the extent their quotational periods had not been closed.

Revenues for the six-month period ended June 30, 2012 of $429.4 million were 2% higher than the sales for H1 2011 as the higher volume of metals sold was largely offset by lower prices of most metals other than gold.

Mine operating earnings decreased to $56.3 million in Q2 2012, a decrease of 53% from the $118.6 million generated in the comparable period.  This decrease resulted primarily from the lower metal prices compounded by a continuing trend of cost pressures and higher depreciation charges associated with sales of Dolores production in addition to the factors described in the section “Revenue” above.  Mine operating earnings are equal to revenue less production costs, depreciation and amortization, and royalties which are considered to be substantially the same as gross margin.

Mine operating earnings in H1 2012 totaled $158.2 million, a decrease of over 26% from the $214.6 million in H1 2011. This decrease is the result of factors similar to those described for the current quarter.

Income taxes for Q2 2012 were $24.3 million, a $6.8 million decrease from the $31.1 million income tax provision recorded in the corresponding period in 2011 and are comprised of current and deferred income taxes with the primary driver being lower operating earnings. The provision for income taxes in H1 2012 was similar to H1 2011.

Primarily as a consequence of the effects of various temporary and permanent differences as shown in the table below, effective tax rates vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes.  The main factors which have affected the effective tax rates for Q2 2012 and H1 2012  and the comparable period of 2011 were the unrealized gains on the Company’s warrants position, foreign income tax rate differentials, and certain deferred tax assets that were not recognized.  The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

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	Three months ended June 30,		Six month ended June 30,
	2012	2011	2012	2011
Income before taxes	68,356	144,599	149,430	262,272
Statutory tax rate	25%	26.50%	25%	26.50%
Income tax expense based on above rates	$17,089	$38,319	$37,358	$69,502
Increase (decrease) due to:
Non-deductible expenses	453	576	779	1,133
(Increase) decrease to estimated deductible expenses	507	-	3,093	(3,471)
Change in net deferred tax assets not recognized	2,913	739	7,151	916
Non-taxable unrealized gain on derivative financial instruments - warrants	(5,312)	(9,680)	(5,977)	(16,974)
Foreign tax rate differences	2,150	3,476	6,610	6,593
Effect of other taxes paid (mining and withholding)	1,459	3,093	2,504	4,367
Foreign exchange (gain) loss	2,888	(5,647)	1,090	(5,858)
Other	2,168	245	2,536	(93)
	$24,315	$31,121	$55,144	$56,115
Effective tax rate	35.57%	21.52%	36.90%	21.40%

•	Statement of Cash Flows

Net cash used in operating activities was $5.2 million in Q2 2012, compared to the $104.1 million generated in the comparable period a year ago.  In addition to the decrease in mine operating earnings, the decrease in cash flow from operating activities resulted from changes in non-cash working capital that consumed $40.2 million compared with a non-cash working capital use of $15.4 million in 2011.  Taxes paid consumed an additional $27.8 million versus $10.8 million in the comparable quarter of 2011. The net non-cash working capital movements in the current period consisted primarily of a $25.6 million increase in inventory, mainly on account of the timing of shipments, and $9.5 million and $5.8 million of changes in accounts payable and account receivables, respectively, due to normal course timing of receipts and payments.  In 2011, non-cash working capital was primarily affected by increases in inventory and accounts receivable offset by an increase in accounts payable.

Net cash generated from operating activities was $32.2 million in H1 2012 compared to $163.6 million for the same period last year. The decrease resulted primarily from the decrease in mine operating earnings and an increase in tax payments of $69.1 million made in 2012. Changes in non-cash working capital used $30.8 million in H1 2012 and $38.5 million in H1 2011.

Investing activities used $151.0 million in Q2 2012, with the primary uses being $117.2 million of net short term investment purchases and $32.8 million of investments in capital expenditures including sustaining capital at operating mines and the Navidad project.  Investing activities used $72.8 million in the comparable period of 2011, inclusive of $27.1 million invested in short-term investments, capital expenditures of $39.7 million, and $6.9 million paid as refundable VAT in Argentina and Bolivia.

Investing activities contributed $98.9 million in H1 2012 inclusive of the effects on cash of the Minefinders transaction.  As part of the consideration paid for Minefinders, the Company paid $165.4 million in cash but acquired $251.9 million of cash for a net cash acquisition of $86.5 million.  For this period, net short-term investments liquidations of $63.6 million were primarily used to fund the cash component of the transaction and the balance of investing activities consisted primarily of spending $52.8 million on capital expenditures at all operations and the Navidad project.

Financing activities in Q2 2012 used $30.5 million, whereas financing activities in Q2 2011 generated $2.0 million.  Cash used in financing activities in the current period was primarily a result of $23.5 million used in the share repurchase program and $5.8 million in dividend payments to our shareholders.  In 2011, the $2.0 million in cash generated by financing activities consisted primarily of $2.2 million generated from the exercising of warrants and options and $2.5 million of contributions from non-controlling interests, offset by $2.7 million in dividend payments to our shareholders.

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For H1 2012, financing activities used $35.7 million while in H2 2011 $0.1 million was generated.  In the current period, $9.7 million was paid as dividends to shareholders while $23.5 million of share purchases were completed, all in the second quarter.  In H1 2011, $3.3 million generated from the exercising of warrants and options and $2.3 million from non-controlling interests was offset by dividend payments of $5.4 million.

EXPLORATION AND PROJECT DEVELOPMENT

Exploration and project development expenses in Q2 2012 were $11.0 million compared to $7.2 million incurred in Q2 2011.  The expenses recorded in Q2 2012 primarily represented the exploration and project development expenses incurred for the advancement of the Navidad project as well as properties acquired in the Minefinders transaction, in addition to increased exploration done in the vicinity of our existing mines.  The Company capitalized $3.4 million of evaluation costs at the Navidad project during Q2 2012.

Exploration expenses in H1 2012 were $18.1 million compared to $10.1 million incurred in comparable period of 2011. During H1 2012, approximately $6.0 million of these costs were incurred on activities at the Navidad project, while the remaining $12.1 million was incurred on exploration activities at our existing operations and the projects acquired with Minefinders. During H1 2012, the Company also capitalized $7.8 million of evaluation costs and other investments at the Navidad project in Argentina as compared to $4.8 million capitalized in the same period of 2011.

•	Navidad Project Update

At the Navidad development project in Chubut, Argentina, Pan American invested $6.6 million during the second quarter of 2012.  Work focused on the advancement of the Project’s Environmental Impact Assessment (EIA) and work towards completion of an updated Feasibility Study.  Progress included updated economics based on current capital and operating costs, both of which have increased from the PEA issued in late 2010, offset by the inclusion of additional mineral resources defined by last year’s exploration drilling program.  While 90% complete, work on the updated feasibility study has been suspended pending clarity and final definition of the draft mining legislation that was submitted to the provincial legislature during the quarter.

On July 2nd, Pan American reported in a press release that the Governor of the province of Chubut, Martin Buzzi, submitted to the provincial legislature a draft bill that would regulate all oil and gas and mining activities in the province.  The draft legislation incorporated the long-awaited and expected zoning of the province, which would allow for the development of Navidad as an open pit mine.

However, the same draft legislation proposed to introduce a series of new regulations which would significantly increase provincial royalties and impose the province’s direct participation in all mining projects, including Navidad.  While the proposed bill remains subject to review and debate within sub-committees of the legislature, without meaningful modifications, the Company will be forced to temporarily suspend further project expenditures in Navidad.  Without a clear potential for positive economic returns, it is impossible to justify further investment in this world-class silver development project.  Pan American is hopeful that the provincial government will consider the magnitude of the negative effect this proposed law, as drafted, would have on future mining activities in Chubut, and firmly believes that there is a high probability that the draft legislation will be amended during the parliamentary discussion prior to its passage.

At present, Pan American Silver is curtailing activities related to project engineering, procurement and development until the final passing of the law is complete and the true tax implications can be assessed.  Local community support activities in Chubut will continue in order to to sustain the social acceptance the Company has worked hard to obtain.  Although project engineering and development is on hold, none of the work completed to date has been jeopardized and it can be ramped-up in a short period of time when the conditions warrant it.  The project EIA is well advanced, with finalization pending on the passing of the law that permits open pit mining where Navidad is located. In addition, the Company may be required to record an impairment charge should it determine that the accounting carrying value of approximately $560 million related to the Navidad project is greater than the higher of  i) the value estimated to be obtained  from development  and operation of the mine or ii) the proceeds realizable from sale of the project.

At June 30, 2012, the Company tested the recoverability of its investment in the Navidad project as required under IFRS.  The Company used the most up to date internally developed technical information available, a

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long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and Argentine peso ranging from 4.5 to 10.5 ARG/USD, and a risk adjusted project specific discount rate of 10.5%.  It was determined that the estimated realizable value of the Navidad project exceeded its carrying value; therefore, recognition of an impairment loss was not warranted at June 30, 2012.

2012 OPERATING OUTLOOK

Consolidated silver production for the six months ended June 30, 2012 was 11.9 million ounces at cash costs of $11.23 per ounce, which was on track to meet the full year forecast range of 24.25 to 25.5 million ounces at cash costs of between $11.50 and $12.50 per ounce, as indicated in the March 31, 2012 MD&A. The full year forecast considers that the Dolores mine contributes production to the Company’s account from April 1, 2012 onward.

Consolidated production of gold for the six months ended June 30, 2012 was 51,740 ounces, which was slightly below the Company’s expectations. The primary reasons for the lower than anticipated gold production were (i) at Manantial Espejo, below planned open-pit mining rates due to equipment availability issues limited access to higher grade gold zones, as importation restrictions in Argentina persist and (ii) at Dolores, more dilution than anticipated was incurred in gold dominant zones, resulting in lower than expected grades being stacked. The Company expects gold production at the low end of the full year forecast range of gold production indicated in the March 31, 2012 MD&A of 124,000 to 133,000 ounces. Based on the performance of the Peruvian operations, management expects 2012 base metal production to be at the higher end of the forecasted ranges for zinc (33,000 – 34,000 tonnes), lead (11,000 – 11,500 tonnes) and copper (2,500 – 3,000 tonnes) as contained in the MD&A of the Company for the year ended December 31, 2011.

The Company has updated the capital expenditure forecasts contained in the MD&A for the year ended December 31, 2011 to include $61 million of capital expenditures at the recently acquired Dolores mine. The Company had expected to spend $87.5 million on capital projects at mining operations together with an additional $35.1 million of project development capital, for a total of $122.5 million in 2012. Based on the capital spending for the six months ended June 30, 2012 of $58.3 million, the Company now expects that capital spending will total approximately $183 million, made up of $123 million of capital at mining operations and $60 million of project development capital, as set out in the table below:

Capex (US$ ‘000)	2012 Plan
Huaron	$19,235
Morococha	$17,774
Quiruvilca	$3,463
Alamo Dorado	$10,328
La Colorada	$16,087
Manantial Espejo	$15,663
San Vicente	$5,138
Dolores	$35,307
Sub Total Operations	$122,995
Morococha Project	$7,509
Navidad	$22,812
Calcatreau	$3,738
Dolores Projects	$25,707
Sub Total Projects	$59,766
Total Capital	$182,761

LIQUIDITY POSITION

The Company’s cash and short-term investments balance at June 30, 2012 was $519.8 million, which was a decrease of $74.4 million from the balance at March 31, 2012.  This decrease in liquidity resulted primarily from cash used by operating activities, combined with capital expenditures on property, plant and equipment, and the share repurchase program, and the payment of dividends to our shareholders.  The Company does

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not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at June 30, 2012 was $768.8 million, a decrease of $14.0 million for Q2 2012.  The decrease in working capital was primarily due to lower cash and short term investments balances, partially offset by increased inventory balances and lower current liabilities. Current income tax liabilities decreased due to the timing of payments made in the quarter.

The Company’s financial position at June 30, 2012, the undrawn $150 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and projects, and to discharge liabilities as they come due.  The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CAPITAL RESOURCES

Total shareholders’ equity at June 30, 2012 was $2,752.8 million, an increase of $9.4 million from March 31, 2012, primarily as a result of the positive net earnings of the current period, partially offset by proceeds used to repurchase and cancel shares and dividends paid.  As at June 30, 2012, the Company had approximately 152.6 million common shares outstanding for a share capital balance of $2,311.9 million.  The basic weighted average number of common shares outstanding was 153.7 million shares for the quarter ended June 30, 2012.

On August 26, 2011, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid to purchase up to 5,395,540 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as of August 24, 2011.  The Company repurchased and cancelled 1.3 million shares in Q2 2012.  Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market (“NASDAQ”) at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.   Pan American had not acquired any of its own common shares within the 12 month period prior to initiating the share buy-back program and is not obligated to make any purchases.  All common shares acquired by the Company under the share buy-back program have been cancelled and purchases were funded out of Pan American’s working capital.

As of the date of this MD&A, the Company has purchased a total of 5,395,540 million shares since the start of the share buy-back program, thereby completing the program approved by the TSX.  As of the date of this MD&A, the Company had 152,102,145 common shares outstanding.

Pan American initiated the share buy-back program because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at June 30, 2012, the Company had approximately 2.7 million stock options outstanding, with exercise prices in the range of CAD $15.27 and $40.22 and a weighted average life of 37 months, including 1.8 million replacement options issued to holders of Minefinders options with the closing of the transaction.  Approximately 2.2 million of the stock options were vested and exercisable at June 30, 2012 with an average weighted exercise price of $21.38 per share.  Additionally, as described in the section “Minefinders Transaction” and the Long Term Debt (Note 13) in the June 30, 2012 unaudited financial statements, the

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Company has outstanding convertible notes that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares, warrants and options outstanding as at the date of this    MD&A:
Outstanding as at August 14, 2012
Common shares	152,102,145
Warrants	7,814,755
Options	2,699,907
Total	162,616,807

The above noted warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

INVESTMENTS AND INVESTMENT INCOME

At the end of the current quarter, cash plus short-term investments were $519.8 million, a $74.4 million decrease from March 31, 2012, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the three and six months ended June 30, 2012 totalled $0.8 million and $2.0 million, respectively (2011 - $0.6 million and $1.0 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts.  At June 30, 2012, the Company had lead option contracts for 2,400 tonnes, which have the effect of ensuring a price between $2,000 and $2,620 per tonne on that quantity of lead, settling monthly during 2012.  At the date of this MD&A, these positions had a positive mark-to-market valuation of $0.4 million.

The Company recorded a gain on settled commodity contracts of $0.2 million in the current quarter, compared to a loss of $0.1 million in Q2 2011.

A part of the Company’s operating and capital expenditures are denominated in local currencies other than the USD.  These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to USD.  At June 30, 2012 and at the date of this MD&A, the Company had no outstanding foreign currency contracts but did hold cash and short term investments of $80.5 million in CAD and $34.5 million in Mexican pesos at the balance sheet date.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Under IFRS, the share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives.  The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at June 30, 2012 a risk free interest rate of 1.0%, expected stock price volatility of 41.6%, expected life of 2.4 years (expiry in December 2014), expected dividend yield of 0.9%, a quoted market price of the Company’s shares on the Toronto Stock Exchange of $17.23, an exchange rate of 1 CAD to USD of .98 and an exercise price

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of CAD $35.00 per share.  The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and will be adjusted each period.  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at June 30, 2012 were expected stock price volatility of 51%, expected life of 3.4 years, and expected dividend yield of 0.7%.

The Company recorded a gain on the revaluation of these derivatives of $21.2 million in Q2 2012, compared to a gain of $36.5 million in the comparative period of 2011.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company had the following contractual obligations at June 30, 2012:

Payments due by period (in thousands of USD)
	Total	Less than a year	1 - 3 years	3- 5 years	After 5 years
Finance lease obligations (1)	$35,002	21,939	13,063	-	-
Current liabilities(2)	128,619	128,619	-	-	-
Long term income taxes payable	2,544	-	-	2,544	-
Severance accrual	2,454	562	-	1,892	-
Contribution plan(3)	7,401	3,799	3,602	-	-
Convertible notes(4)	36,235	-	-	36,235
Total contractual obligations(5)	$212,255	154,919	16,665	40,671	-

(1)
Includes lease obligations in the amount of $9.3 million (December 31, 2011 - $10.1 million) with a net present value of $9.1 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $25.6 million (December 31, 2011 - $21.9 million); both discussed further in Note 12 of the interim financial statements.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.

(3)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management which expired in June 2012. In June 2012 the Company approved a 2 year contractual retention plan for key officers and management. Both plans are further discussed further in notes to the interim financial statements. Contract commitments for the plans, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate.  The total contribution plan payment of $7.4 million includes $0.2 million related to the 2008 Plan and $7.2 million related to the 2012 Plan, with $6.9 million expected to be paid but not accrued for by the Company.

(4)	Represents the face value of the replacement convertible note related to the Minefinders acquisition.
(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in the notes to the interim financial statements, and deferred tax liabilities.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative costs including stock based compensation, increased to $6.1 million from $4.6 million in the comparative period.  This increase was primarily as a result of expenses related to increased business development activity including increased use of consultants and travel and the addition of several new positions in 2012.

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For the six month period ended June 30, 2012 general and administrative expenses were $11.6 million compared to $8.3 million for the comparable period of 2011.  The increase was primarily attributable to the same factors noted above.

MINEFINDERS TRANSACTION

On March 26, 2012, the Company announced the positive results of the shareholder votes of the Company and of Minefinders that approved the previously announced plan of arrangement (the “Arrangement”) allowing Pan American to acquire all of the issued and outstanding common shares of Minefinders.  The overwhelming majority of both Pan American and Minefinders’ shareholders voted in favour of the Arrangement at their respective special shareholders’ meetings.

As a result, on March 30, 2012, the Company announced that it had completed the Arrangement under the Business Corporations Act (Ontario) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders.

Under the terms of the Arrangement, former Minefinders shareholders who elected the full proration option received CDN$1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CDN$0.0001 for each of their Minefinders shares, and those who elected the cash option received CDN$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American’s management believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced operating and development portfolio diversification towards producing assets in a stable mining jurisdiction, (ii) additional near-term cash flow, (iii) creation of the leading growth profile in the silver sector, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration (vi) a number of attractive near-term opportunities to drive production growth, (vii) a strong balance sheet and access to capital; and (viii) increases in the Company’s exposure to the prices of silver and gold.

PRELIMINARY PURCHASE ALLOCATION

The purchase consideration total was $1,264.3 million, comprised of $1,088.1 million in common shares of Pan American, (49.4 million shares issued), $165.4 million in cash, and $10.7 million in replacement options.  The Company incurred approximately $16.2 million of transaction costs.

Pan American exchanged and replaced all outstanding Minefinders options at an exchange ratio of 0.6235 and at strike prices equivalent to the original strike prices divided by 0.6235.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0.26%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

A preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows:

Purchase Consideration:
Cash	$165,413
Replacement options	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

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The purchase price allocation is as follows:
Net working capital acquired (including cash of $251.9 million)	$333,478
Mineral property, plant and equipment	1,045,326
Goodwill	211,292
Closure and decommissioning liability	(10,880)
Long term debt	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed and none of this is deductible for tax purposes. During the quarter ended March 31, 2012, there was nil net income for Minefinders (period from acquisition date of March 30, 2012 to March 31, 2012) while the Q2 2012 financial results of the Minefinders group is consolidated in the unaudited interim financial statements ending June 30, 2012.

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement dated March 30, 2012, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”).  Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year.  The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time.  Furthermore, on April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition that establishes, amongst other terms, the convertibility features of these Notes.  Further details related to these Notes and their convertibility can be found in the interim financial statement Note 13, Long Term Debt.

Further details related to the Minefinders transaction can be found in Note 3 of the unaudited condensed interim consolidated financial statements.  As at the date these unaudited condensed interim consolidated financial statements were issued, the allocation of the purchase price has not been finalized.  The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.

ALTERNATIVE PERFORMANCE MEASURES

•	Cash and Total Costs per Ounce of Silver

The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, provided in the following table is the detailed reconciliation of these measures to the production costs, as reported in the Consolidated Income Statements for the periods under review.

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Cash and Total Cost per ounce Reconciliation		Three months ended June 30,		Six months ended June 30,
(in thousands of USD)		2012	2011	2012	2011
Production Costs		$113,959	$86,103	$211,446	$157,347
Add/(Subtract)
Royalties		6,018	6,688	15,223	10,589
Smelting, refining, and transportation charges		16,358	15,760	33,099	32,405
By-product credits		(78,336)	(65,934)	(145,657)	(129,515)
Worker’s participation & voluntary payments		(334)	(2,043)	(1,284)	(3,796)
Change in inventories		20,394	9,710	21,548	24,374
Other		(4,357)	192	(5,055)	(353)
Non-controlling interest adjustment		(1,737)	(1,100)	(3,078)	(1,787)
Cash Operating Costs	A	71,965	49,376	126,242	89,265
Add/(Subtract)
Depreciation and amortization		24,324	20,446	44,555	39,764
Asset retirement and reclamation		851	805	1,644	1,612
Change in inventories		8,697	(2,296)	7,239	(3,918)
Other		(616)	388	(485)	(346)
Non-controlling interest adjustment		(358)	(269)	(717)	(526)
Total Costs	B	$104,863	$68,449	$178,478	$125,851

Payable Silver Production (oz.)	C	6,072,220	5,369,975	11,245,214	10,463,449

Cash cost per ounce	(A*$1000)/C	$11.85	$9.19	$11.23	$8.53
Total costs per ounce	(B*$1000)/C	$17.27	$12.75	$15.87	$12.03

•	Adjusted Earnings

Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for (i) the gain or loss recorded on fair market value adjustments on the Company’s outstanding derivative instruments, (ii) stock based compensation expense, (iii) foreign exchange losses and gains, (iv) the transaction costs arising from the Minefinders transaction, and (v) gains on the disposition of mineral interests. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from derivative instruments or foreign exchange gains or losses on financial instruments both which may be volatile from period to period, from the transaction specific closing costs, which are a non-recurring item, and stock based compensation, a non-cash expense.

Three months ended June 30,			Six months ended June 30
Adjusted Earnings Reconciliation	2012	2011	2012	2011
Net earnings for the period	$44,041	$113,478	$94,286	$206,157
Adjust derivative gains	$(21,246)	$(36,530)	$(23,906)	$(64,053)
Adjust foreign exchange (gains) losses	$3,112	$(1,508)	$2,347	$(2,033)
Adjust acquisition costs	$2,363	$-	$16,162	$-
Adjust gain on sale of mineral property	$(11,220)	$-	$(11,202)	$-
Adjusted earnings	$17,050	$75,440	$77,687	$140,071
Basic weighted average shares outstanding	153,651	107,867	129,344	107,032
Basic adjusted EPS	$0.11	$0.70	$0.60	$1.31

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2011.

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Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced re‐negotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations Alamo Dorado and La Colorada suffered from armed robberies of doré within the past two years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In September 2011, Peru’s Parliament approved new laws to change the scheme for royalty payments and to introduce a new special mining tax, which are effective from October 1, 2011. Under the previous tax scheme, royalties were based on net revenue. Under the current law, royalties are based on operating profit and royalty rates that vary depending on operating margins. In the case that the calculated royalty payments are less than 1% of net revenue, then the Company will pay a minimum royalty of 1% of net revenue.  Additionally, a new special mining tax has been introduced which is also based on operating profits and a tax rate that also varies depending on operating margins. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

Government regulation in Argentina related to the economy has increased substantially over the past year In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Companies activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo, operation temporarily suspended dore shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days. Manantial Espejo expects delayed shipments and sales to be made up during the second half of 2012.

Another example of government intervention in the economy is the adoption of restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and

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services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries.  There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

In early 2011, media reports from Bolivia indicated that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately operated mines (formerly operated by the government). On May 1, 2011 Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

CRITICAL JUDGEMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements.  These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should refer to Note 2 of the consolidated financial statements for the year ended December 31, 2011, for the Company’s summary of significant accounting policies including discussion of “Significant Judgements in Applying Accounting Policies and Key Sources of Estimation Uncertainty”.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.  The Company anticipates that the most significant of these standards relate to the following:

Accounting standards issued and effective January 1, 2013

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IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company does not anticipate the application of IFRS 10 to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.  The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39.  In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions.  In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015.  The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9.  The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

SUBSEQUENT EVENT

Subsequent to June 30, 2012, the Company purchased an additional 503,676 shares at a cost of approximately $7.5 million for a total of 5,395,540 million shares bought and cancelled since the start of the share buy-back program, thereby completing the program approved by the TSX and discussed in the section “Capital Resources”.

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DISCLOSURE CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2012 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ABILITY OF THE COMPANY TO SUCESSFULLY INTEGRATE MINEFINDERS AND ITS SUBSIDIARIES; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN TECHNICAL REPORTS OR OTHER ANALYSES PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

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THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO AND CANADIAN DOLLAR VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	January 7, 2013	By:	/s/ Delaney Fisher
Name: Delaney Fisher Title: Corporate Secretary and Legal Counsel